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	Abu Dhabi	Moscow
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	Beijing	New Jersey
	Boston	New York
	Brussels	Orange County
August 31, 2012	Chicago	Paris
	Doha	Riyadh
	Dubai	Rome
	Frankfurt	San Diego
	Hamburg	San Francisco
Ms. Tia L. Jenkins	Hong Kong	Shanghai
Senior Assistant Chief Accountant	Houston	Silicon Valley
Division of Corporation Finance	London	Singapore
Securities and Exchange Commission	Los Angeles	Tokyo
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Washington, DC 20549	Milan

Re:	Rotech Healthcare Inc.

Form 10-K for Fiscal Year Ended December 31, 2011

Filed March 14, 2012

Form 10-Q for Fiscal Quarter Ended June 30, 2012

Filed August 10, 2012

File No. 000-50940

Dear Ms. Jenkins:

On behalf of our client, Rotech Healthcare Inc. (the “Company”), we are responding to your letter dated August 17, 2012 with respect to the above-referenced filings. As we discussed with the Staff of the Division of Corporation Finance in our telephone conversation on August 29, 2012, the Company hereby confirms its expectation that, on or about September 17, 2012, it will provide the Staff with the Company’s response to the Staff’s comment letter.

If you have any questions or comments with regard to this response or other matters, please call the undersigned at (202) 637-2165 or Jessica Munitz at (202) 637-3337

Very truly yours,

/s/ Joel H. Trotter
Joel H. Trotter of LATHAM & WATKINS LLP

cc:	Steven P. Alsene, Chief Operating Officer, Rotech Healthcare Inc.

David J. Meador, Chief Financial Officer, Rotech Healthcare Inc.

Rebecca L. Myers, Chief Legal Officer and Corporate Secretary, Rotech Healthcare Inc.